UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2013
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

  ASUR Announces Total Passenger Traffic for
March 2013 Up 11.1% Year over Year

Mexico City, April 4, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for March 2013 increased by 11.1% when compared to March 2012.

This announcement reflects comparisons between March 1 through March 31, 2013 and 2012. Transit and general aviation passengers are excluded. During 2012 Holy Week fell in April while in 2013 it fell in March.

Domestic
Airport	March 2012	March 2013	% Change
Cancún	308,836	377,617	22.3
Cozumel	7,246	7,097	(2.1)
Huatulco	31,915	33,567	5.2
Mérida	101,090	97,239	(3.8)
Minatitlán	11,162	11,054	(1.0)
Oaxaca	35,625	35,377	(0.7)
Tapachula	13,636	12,128	(11.1)
Veracruz	63,148	75,311	19.3
Villahermosa	76,183	77,050	1.1
Total Domestic	648,841	726,440	12.0

International
Airport	March 2012	March 2013	% Change
Cancún	1,096,331	1,215,715	10.9
Cozumel	58,108	59,487	2.4
Huatulco	12,090	17,130	41.7
Mérida	9,633	12,143	26.1
Minatitlán	532	586	10.2
Oaxaca	4,620	5,010	8.4
Tapachula	736	585	(20.5)
Veracruz	8,226	7,714	(6.2)
Villahermosa	4,679	4,433	(5.3)
Total International	1,194,955	1,322,803	10.7

ASUR Page 1 of 2

Total
Airport	March 2012	March 2013	% Change
Cancún	1,405,167	1,593,332	13.4
Cozumel	65,354	66,584	1.9
Huatulco	44,005	50,697	15.2
Mérida	110,723	109,382	(1.2)
Minatitlán	11,694	11,640	(0.5)
Oaxaca	40,245	40,387	0.4
Tapachula	14,372	12,713	(11.5)
Veracruz	71,374	83,025	16.3
Villahermosa	80,862	81,483	0.8
ASUR Total	1,843,796	2,049,243	11.1

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: April 4, 2013